Exhibit GG5

The following discusses DDR's procedures related to rules 901(f), 901(g), 901(h), 901(i), 903, and 906.
Submission Time Stamp (901(f))

DDR assigns a submission message time stamp in Coordinated Universal Time (UTC) format, to the second, upon a message being received in its message queue upon ingestion.  In particular, the format for submission time stamps is "YYYY-MM-DDTHH:MM:SSZ (UTC)."

Assigning Transaction ID (901(g))

The transaction ID is the UIC assigned to a specific security-based swap transaction.  DDR accepts transaction IDs in the Unique Transaction Identifier ("UTI") field.  Transaction IDs are validated to determine if they are unique within the DDR System.

Format of Reported Information (901(h))

Requirements related to the format of information reported to DDR consist of the following:

- Connectivity requirements are described in the DDR user guide.  DDR will be offering CSV uploads and IBM message queue to support FpML submissions.
- The DDR Credit Matrix provided in Exhibit GG1, Equity Matrix provided in Exhibit GG4 and Rates Matrix provided in Exhibit GG6 define the required fields and data formats for the user to submit a trade record.
- DDR's functional specifications will describe the specific messages, e.g. public price dissemination messages, messages to support primary and secondary reporting, and messages to report unique identification code ("UIC") reporting.

Reporting pre-enactment and transitional security-based swaps (901(i))

For reporting pre-enactment security-based swaps that have expired or terminated before the compliance date for Regulation SBSR, users are required to specify "historical expired" as the transaction type when submitting the trade record.

For reporting transitional security-based swaps that have expired or terminated before the compliance date for Regulation SBSR, users are required to specify "historical" as the transaction type when submitting the trade record.

For reporting pre-enactment or transitional security-based swaps in existence on or after the compliance date for Regulation SBSR, users are required to specify "backload" as the transaction type when submitting the trade record.  For all three transaction types, DDR will apply relaxed validation rules.

Unique Identification Codes (UICs) (903)

SEC regulations have prescribed 10 identifiers where a Unique Identification Code ("UIC") shall be used.  In addition, the SEC has recognized the global Legal Entity Identifier ("LEI") as an internationally recognized standards-setting system.  Accordingly, with respect to security-based swap transactions, DDR requires that all users of its SB SDR services provide the information specified according to the DDR Rulebook under Section 4.2.3.

Ultimate Parent and Affiliate Information (906)

Pursuant to rule 906(b), DDR users are required to provide DDR with ultimate parent and affiliate information.  At the time of onboarding, DDR will collect from each user information regarding the user's ultimate parent.  Users are required to notify DDR of any changes to the ultimate parent information that was provided through the onboarding process.  In addition, each DDR user is required to maintain a current and accurate LEI and annually certify its LEI with the registration authority that issued such LEI.  Based on such information, DDR will provide a report to the Commission setting forth, for each ultimate parent, all of the corresponding account level LEIs (i.e., affiliates of the ultimate parent).